Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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[ ]	Form 3 Holdings Reported
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(Print or Type Responses)

1. Name and Address of Reporting Person* Haselbush, Jack		2. Issuer Name and Ticker or Trading Symbol Vail Banks, Inc. (VAIL)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below) _____________
(Last) (First) (Middle) 5637 Taylor Lane		3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)		4. Statement for Month/Year 2001
(Street) Fort Collins, CO 80528				5. If Amendment, Date of Original (Month/Year) February 2002		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	7/23/01	J	226,650	D			I	(1)
Common Stock	12/31/01	G	1,315	D
Common Stock	12/31/01	G	1,000	D		135,496	D	(2)
						20,274	I	(3)
(Over)

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)   In prior reports,  Mr. Haselbush reported indirect ownership of the 226,650 shares as trustee for the United Valley Bank Restated Employee Stock Ownership 401(K) Plan and Retirement Trust (“UVB ESOP/401(K)”).  The UVB ESOP/401(K) was terminated as of July 13, 2000.  On July 23, 2001, all of the shares held by the UVB ESOP/401(K) were distributed to the individual participants, including Mr. Haselbush.
(2)   Includes 97,160 shares received as a distribution from the UVB ESOP/401(K), of which Mr. Haselbush was a participant.
(3)   Held by Mr. Haselbush indirectly as a General Partner of Haselbush Enterprises, LLLP.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).	/s/ Jack G. Haselbush Jack G. Haselbush **Signature of Reporting Person	4/25/02 Date
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